SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [ ]

Filed by a Party other than the Registrant [ X ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Universal Health Realty Income Trust

Name of Person(s) Filing Proxy Statement:

Culinary Workers Union, Local 226

Payment of Filing Fee (check the appropriate box)

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

Preliminary Proxy Statement

For release to shareholders    2/3/99

Culinary Workers Union Local 226
1630 S. Commerce Street
Las Vegas, Nevada  89102
(702) 387-7064 tel.
(702) 385-1197 fax.

NOTICE OF INTENDED PROXY CONTEST
AT
UNIVERSAL HEALTH REALTY INCOME TRUST
(NYSE:UHT)   <F1>

IS THE TRUST BEING RUN BY "INDEPENDENT" TRUSTEES?

To Fellow UHT shareholders:

     We    <F2>     intend to solicit proxies at the next annual
meeting for the following proposal:

   WHEREAS, under the current Declaration of Trust, a majority of trustees must be "Independent Trustees"; a majority of Independent" trustees must approve the Trust's agreement with its Advisor (UHS), which is also the Trust's primary tenant;

BUT WHEREAS the term "Independent Trustee" is currently defined by the Declaration to allow such trustees to personally be major suppliers or customers of UHS, or be executives of major suppliers or customers or joint venturers of UHS, or executives of companies which have UHS officers on their own boards, including even these boards' executive compensation committees;

WHEREFORE, shareholders recommend that trustees support amending section 1.4(l) of the Declaration to read as follows:
"'Independent trustee' shall mean a trustee who (i) is not an Affiliate of the Advisor and personally performs no services for the Trust except as trustee; and (ii) in the last 3 years has not personally engaged in (or served as an officer, director, general partner, employee, or trustee of any business entity which engaged in) any of the following: (a) being in a partnership or joint venture with the Advisor or Trust; or (b) having on its own governing board any executive of the Advisor or Trust; or (c) buying from or selling to the Advisor or Trust more than $10,000 in goods, services or property in any year."

Currently the Trust's    primary      "Advisor", Universal Health
Services, Inc. ("UHS"), is also the Trust's primary tenant. We believe the best way to ensure that all transactions between the Trust and UHS are fair to shareholders is to have a majority of trustees be truly independent of UHS.

___________________
   <F1> Proxy card not included at this time; enclosed is a
voluntary survey.
____________________
   <F2>This solicitation is conduct by Culinary Workers Local
226, which owns UHT stock and also represents employees of UHT's Advisor, UHS. For more information, see section below entitled "Proxy Solicitation."

     We question whether such independence is achieved by the current Declaration of Trust, the document governing the Trust.
   While a majority of trustees are currently deemed
"independent" by the Declaration, a narrow definition of that term has been used.<F3>

    Thus, for example, "independent" trustee Michael Walker is CEO of Genesis Health Ventures, which has on its board of directors the CEO of UHS, Alan Miller. Miller has even served on the Genesis executive compensation committee which sets Walker's pay.

     "Independent" trustee James Dalton, Jr. is the CEO of Quorum
Health Group, which is involved in a 3-hospital joint venture with UHS in the Las Vegas area.

     Quorum's relationship with UHS was not disclosed in the
Trust's last proxy statement to shareholders.           <F4>

     We in no way suggest these trustees made improper decisions
-- that would require analyzing data to which we do not have access.

____________________
   <F3> Section 1.4(l) of the Declaration currently
provides: "'Independent Trustee' shall mean a Trustee who, in his individual capacity, (i) is not an Affiliate of the Advisor and (ii) does not perform any services for the Trust except as Trustee." This definition is further narrowed by the Declaration defining "Affiliate" to ignore joint venturers, suppliers, contractors, consultants, customers, joint venturers, and other business relationships which might make the trustee feel beholden to UHS: "'Affiliate' shall mean, as to any Person, (i) any other Person directly or indirectly controlling, controlled by or under common control with such person, (ii) any other Person that owns beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital stock, shares or equity interests of such Person, or (iii) any officer, director, employee, general partner or trustee of such Person or of any Person controlling, controlled by or under common control with such Person (excluding trustees who are not otherwise an Affiliate of such Person)."
Section 1.4(c).

________________
   <F4>We express no view as to whether such disclosure was
required by law.

     Rather, we simply believe shareholders should not have to
worry that "independent" trustees are favoring UHS at the Trust's expense because of their private business relationships with
UHS.   <F5>

    Please support our proposal to avoid conflicts-of-interest among independent trustees overseeing the Trust.

SUMMARY OF RELATIONSHIP BETWEEN THE TRUST AND UHS

     In 1998, UHS subsidiaries were the principal tenants of 7 of the 9 hospitals owned by the Trust. These leases accounted for 79% of the Trust's total revenues for the 5 years ended 12/31/97.

     The Trust's officers are all also UHS officers. The Advisory
Agreement between the Trust and UHS is renewable annually, subject to approval by a majority of independent trustees. The
Trust paid UHS $1.1 million for advisory services in FY 1997.

     As of the last proxy statement, 2 of the 7 trustees were UHS executives and therefore not deemed "independent" under the current declaration of trust.

     More information about the trustees and the relationship between UHS and the Trust is contained in the Trust's last proxy statement at pp. 3-4 and pp. 13-15, incorporated herein by reference.*

* You may obtain a copy of these materials from the SEC's EDGAR database (www.sec.gov), or by contacting us at the address or phone above.



___________________________
   <F5> Our proposal, if implemented, would not prohibit Dalton or Walker from serving: they simply would no longer be deemed "independent" trustees. Assuming the 3 other trustees currently deemed "Independent" would remain so, the board would need to either add one more Independent Trustee or have one fewer non-independent trustee. Our proposal does not specify when it should be implemented: if the board decides to pursue the proposal, it would need to present it for shareholder ratification; we expect this would be timed so as not to cut off terms of any existing trustees. It is possible that introduction of, voting upon or adoption of the proposal might positively or negatively impact the relationship between the Trust and UHS.

VOTING PROCEDURE

     The Trust's proxy card may not include the proposal. We intend to solicit for the proposal using our own proxy card and
          an additional     proxy statement: look for these after
you receive your proxy card from the Trust.  We intend to
send these      to a majority of the voting power of the
outstanding stock. The Trust's annual shareholders meetings have occurred in early June at the offices of UHS and the Trust, 367 South Gulph Road, King of Prussia PA 19406, (610) 265-0688 (tel).

     Passage of the proposal will require a favorable vote by a majority of stock represented at the meeting. The proposal is non-binding.<FN6>

     A shareholder may revoke a proxy card any time prior to the count at the meeting by (a) executing a new card; (b) sending written notice of revocation to the Company's secretary, or (c) attending the meeting and voting there.

PROXY SOLICITATION

        We are not currently asking you to vote on the
proposal.     This solicitation is conducted by Culinary Workers
Local 226, which owns 56 shares in the Trust.    Culinary has
interests in UHS activities beyond its UHT stock ownership:
Culinary represents over 40,000 employees in Las Vegas, including approximately 100 employees at UHS' Valley Hospital. Culinary is negotiating with UHS for a new agreement. Culinary has petitioned to compel arbitration over a grievance concerning UHS's failure to apply the agreement to Desert Springs Hospital after a majority of Desert's unit employees designated Culinary as their representative. No work stoppage or picketing has occurred. Culinary does not ask for your support in these matters, and does not believe them relevant to how you should vote as a Trust shareholder. Neither hospital is owned by the Trust. Regardless of the outcome of labor matters, Culinary will vote each proxy card it receives in accordance with the shareholder's
instructions.        . Culinary will bear all solicitation costs
(anticipated at $5000) and will not seek reimbursement from the Company. It intends to solicit proxies by mail, fax, phone, e-mail and meetings using regular staff.



-----------------------------
<FN6> The super-majority requirement of the declaration of trust makes it impractical to amend the declaration without trustee support: the declaration provides it may not be amended by shareholders unless 95 percent of stock eligible to vote actually votes for an amendment. This voting requirement is lowered to 50% if all (or all but one) trustees approve of the amendment.

RECORD DATE/EXECUTIVE COMPENSATION/STOCK OWNERSHIP OF MANAGEMENT,
TRUSTEES AND 5% OWNERS/ELECTION OF TRUSTEES

     We do not have information on these matters more current the Trust's last proxy statement (pp. 1-4 and 6-19, incorporated by reference herein).*

SHAREHOLDER PROPOSALS

     The deadline for shareholders to submit proposals for inclusion in management's proxy materials will appear in management's upcoming proxy statement.

PLEASE RETURN THE ENCLOSED SURVEY TODAY.

For more information, contact our Research Analyst, John Canham-
Clyne, at (702) 387-7064

SURVEY OF SHAREHOLDERS OF
UNIVERSAL HEALTH REALTY INCOME TRUST

     This is a voluntary survey, not a proxy card, and cannot be
used to vote on the shareholder proposal   : you will have a
chance to vote upon receiving our proxy card later.     Your
identity will be kept confidential unless you specifically
authorize to the contrary.    Responses will be used solely for
communications withshareholders and management about matters for shareholder vote.

YOUR VIEW OF THE SHAREHOLDER PROPOSAL REGARDING TRUSTEE
CONFLICTS- OF-INTEREST:

[  ] Strongly support
[  ] Likely to support
[  ] Likely to oppose because _____________________
[  ] Undecided

[ ] Please send me more information about the issues on which Trust shareholders will be voting:

     Mailing address:    __________________________________

                         ___________________________________

     E-mail address:     _________________________

     Telephone:          _________________   Fax: ___________



__________________________                   _______________
PRINT SHAREHOLDER NAME                       # SHARES

Please return by March 15, 1999 in the enclosed envelope or fax to (702) 385-1197.